Exhibit 99.1

Ballard Closes US$550 Million Bought Deal Offering of Common Shares

For Immediate Release – February 23, 2021

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced the closing of the previously announced bought deal offering of 14,870,000 common shares of the Company (the “Common Shares”) at a price of US$37.00 per Common Share (the "Offering Price") for gross proceeds of US$550,190,000 (the "Offering").

TD Securities Inc. and National Bank Financial Inc. acted as joint bookrunners for the Offering, with a syndicate of underwriters which includes BMO Nesbitt Burns Inc., CIBC World Markets Inc., Raymond James Ltd. and Cormark Securities Inc. (collectively, the "Underwriters").

The Underwriters have the option to purchase up to an additional 2,230,500 Common Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes, for a period of 30 days after the closing date of the Offering (the “Over-Allotment Option”). The exercise of the Over-Allotment Option may result in additional gross proceeds of up to US$82,528,500.

The Common Shares are offered by way of a short form prospectus filed in all of the provinces of Canada, excluding Quebec, and are offered in the United States pursuant to a registration statement on Form F-10 filed under the Canada/U.S. multijurisdictional disclosure system, and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements concerning the Over-Allotment Option and the amount of the Offering. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on the opinions and estimates of management as of the date hereof, including Ballard's assumptions relating to its financial forecasts and expectations regarding general market conditions and market demand. These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form and the final short form prospectus dated February 18, 2021 relating to the Offering, which are available at www.sedar.com. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

A written prospectus relating to the Offering may be obtained by requesting it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or TD Securities (USA) LLC in the U.S. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019; or National Bank Financial Inc.: Equity Capital Markets, 130 King Street West, 4th Floor Podium, email: ecm-origination@nbc.ca.

Further Information

Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com